July 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Mr. Michael Coco; Ms. Angie Kim

Re:	State of Israel

Registration Statement under

Schedule B, File No. 333-287961

Filed on June 11, 2025

State of Israel

Annual Report under

Form 18-K, File No. 002-94917

Filed on June 30, 2025

Dear Mr. Coco and Ms. Kim:

On behalf of the State of Israel (the “State” or “Israel”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated July 7, 2025, regarding the above-referenced filings of Israel under Schedule B and on Form 18-K.

We set forth below Israel’s responses to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold italics preceding the corresponding responses. Since our receipt of the Staff’s letter, Israel has filed Amendment No. 1 (the “Amended 18-K”) to the 18-K (as amended, the “2024 Annual Report”) on July 29, 2025, which amends and restates the prior 18-K filing to include revisions and disclosure responsive to the Staff’s comments. Further, Israel has filed Amendment No. 1 (“Schedule B Amendment No. 1”) to the Schedule B (as amended, the “Registration Statement”) on July 29, 2025, which is responsive to the Staff’s comments. Enclosed herewith is a marked document, which reflects the disclosure that was changed in the Amended 18-K, based on the Staff’s comments, relative to the prior disclosure in the previously filed 2024 Annual Report.

In future filings of Israel’s Annual Report on Form 18-K or in Schedule B filings, as applicable, Israel will include disclosure responsive to the comments below, similar to the information included in the Amended 18-K and Schedule B Amendment No. 1.

Schedule B, Filed June 11, 2025

1.	Please revise this section to provide a separate link for each of the previously filed Form 18-Ks that are incorporated by reference.

Response to Comment No. 1: In response to the Staff’s comments, Israel has updated the Registration Statement in Schedule B Amendment No. 1. Please see page 1 of Schedule B Amendment No. 1, which amends the Registration Statement to include separate links for each of the previously filed Form 18-Ks that are incorporated by reference.

Arnold & Porter Kaye Scholer LLP 250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

Mr. Michael Coco; Ms. Angie Kim

July 29, 2025

Form 18-K, Filed June 30, 2025

2.	Please review and revise this section to incorporate the appropriate pages from Exhibit D into your Form 18-K. For example, the cross-referenced pages for Item 6 does not include receipts, classified by source, and expenditures, classified by purpose. As another example, the cross-referenced disclosure for Item 8 does not include information about gold reserves.

Response to Comment No. 2: In response to the Staff’s comments, Israel has updated its response to Item 6 in the Amended 18-K to reflect cross-references to the correct pages in Exhibit D-1 (pages D-98 to D-105).

In response to the Staff’s comments regarding gold reserves, Israel has updated its disclosure in Exhibit D-1 of the Amended 18-K. Please see page D-97 in Exhibit D-1 of the Amended 18-K. In addition, Israel has revised its response to Item 8 in the Amended 18-K to cross-reference such page.

We have reviewed the other references in the Amended 18-K to pages in Exhibit D-1, and we confirm that such references are correct.

3.	Please provide the disclosure in Item 9 of Form 18-K that is incorporated from Tables 18 and 19 of Exhibit D by country, if practicable. Please see Item 9 of Form 18-K.

Response to Comment No. 3: In response to the Staff’s comments, Israel has updated its disclosure in Exhibit D-1 of the Amended 18-K. Please see Tables 22 - 27, which include country-specific disclosure.

4.	You state on page D-12 of Exhibit D that “[i]n 2023, the TA-35 and TA-125 indices increased by 28.4% and 28.6%, respectively...” This growth appears to have occurred during 2024. Please clarify or revise.

Response to Comment No. 4: In response to the Staff’s comments, Israel has updated its disclosure in Exhibit D-1 of the Amended 18-K. Please see page D-12 of the Amended 18-K, in which this reference to 2023 has been revised to refer to 2024 instead.

5.	You state on page D-13 that your “Green Bond Framework...has been developed to be aligned with best sustainable practices and has been favorably evaluated by CICERO Shades of Green, an internationally recognized Second Party Opinion (“SPO”) provider for green bonds. In the SPO delivered to Israel and published in November 2022, CICERO Shades of Green assigned the Framework an overall shading of “Dark Green” (its highest rating) and a governance score of “Good”. Israel’s Framework is aligned with the International Capital Market Association’s 2021 Green Bond Principles (the “ICMA Green Bond Principles”), as was indicated by the SPO.” Please file a consent pursuant to Rule 436 of the Securities Act for CICERO Shades of Green or tell us why you believe you are not required to do so.

Mr. Michael Coco; Ms. Angie Kim

July 29, 2025

Response to Comment No. 5: In response to the Staff’s comment, Israel has updated its disclosure in Exhibit D-1 of the Amended 18-K. Please see page D-13 in Exhibit D-1 of the Amended 18-K, on which the references to CICERO Shades of Green and the Second Party Opinion it provided have been deleted.

6.	You state on page D-61 of Exhibit D that “[e]xports of goods and services are crucial to the overall performance and competitiveness of Israel’s economy” and that “[i]n 2024, services constituted 54.3% ($83.35 billion) of total exports, while goods constituted 45.7% ($70.2 billion).” Please explain the reasons for significant fluctuations in the export of goods and services discussed on page D-61 and presented in Table 16 of Exhibit D. To the extent practicable, please provide tabular disclosure of your export of services.

Response to Comment No. 6: In response to the Staff’s comments, Israel has updated its disclosure in Exhibit D-1 to the Amended 18-K. Please see page D-61 in Exhibit D-1 to the Amended 18-K, which now provides an explanation for the fluctuations in the export of goods and services discussed on page D-61 and presented in Table 16 of Exhibit D-1. Further, please see page D-61 in Exhibit D-1 to the Amended 18-K for disclosure (in footnote 3 therein) which explains the discrepancy between the amount of exported goods in 2024 as reported on that page, as compared to the amount of exported goods in 2024 set forth in Table 16. Please also see Tables 18 and 19 in Exhibit D-1 to the Amended 18-K, in which we have added tabular disclosure relating to the export and import of services by category.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at (212) 836-8241 or David.Menchel@arnoldporter.com.

Very truly yours,

/s/ David Menchel

David Menchel

CC:

Elinor Azani

Head of Israel Economic Mission – Western Hemisphere

Ministry of Finance, State of Israel

800 Second Avenue, 17th Floor

New York, NY 10017